Exhibit 99.1

NEWS RELEASE

Endeavour Silver Announces Three New Management Appointments
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Vancouver, Canada – January 22, 2013 - Endeavour Silver Corp. (TSX:EDR) (NYSE:EXK) (FRANKFURT:EJD) is pleased to announce three new appointments to its management team: Terry Chandler as Vice President of Corporate Development, David Tingey as Vice President of Health, Safety & Sustainability and Emilio Rivero as the Director General of Endeavour’s parent subsidiary in Mexico.

Mr. Chandler, B.Sc., P.Geo., is a professional geologist and business executive with 37 years of experience in the mining industry.  He brings an abundance of the technical and business experience and skills needed in order to generate, evaluate and negotiate M&A opportunities in the silver mining sector for Endeavour.  Terry has held senior technical and executive positions with several exploration and mining companies throughout his career.  Most recently, he was the co-founder, director and Executive VP for Chieftain Metals Inc. from 2009 to 2012, where he directed exploration and mine development permitting and participated in corporate development.

Terry’s early career focused on the exploration for and discovery and development of gold deposits and volcanogenic massive sulphide (VMS) ore-bodies in Canada, Africa, Europe and the Caribbean for Falconbridge, Homestake and other companies.  He then moved into management roles in 1993, initially as VP Special Projects for Cumberland Resources, Senior VP for International Vestor Resources and VP Exploration for Redfern Resources and ultimately as the CEO, President and Director for Redcorp Ventures (Redfern Resources), overseeing the exploration, development and mine financing of their VMS deposit in northwestern British Columbia from 1995 to 2009.  Mr. Chandler is a member of the BC Association of Professional Engineers and Geoscientists, the Association of Mineral Exploration in BC and the Mining Association of BC, and he speaks fluent Spanish.

Mr. Tingey, M.Sc., is an engineer and environmental scientist with 18 years of mining experience in the areas of health, safety, environmental science and community engagement.  He brings to Endeavour broad knowledge and experience in the arenas of occupational health, mine safety, environmental practices, tailings dam management and sustainability initiatives as well as strategic planning and organizational design.  Dave has held senior technical and management positions with both mining and engineering companies during his career.  Most recently he was Senior VP of Health, Safety & Environment for Western Coal/ Walter Energy in 2010-2011.

David has held senior management positions with Coeur D’Alene (Bolivia, Chile and Argentina), Katanga (DRC), Global Alumina (Guinea) and Rio Tinto (Chile and Bolivia). Prior to his employment in the mining industry, Dave worked for 5 years in various capacities with both Civil and consulting firms based out of London and Bristol in the UK. He holds formal qualifications in health and safety management as well as in management systems auditing and is an Associate Member of the International Institute of Risk and Safety Management and an Affiliate Member of the Institute of Environmental Management & Assessment in England.  Dave speaks fluent Spanish.

Mr. Rivero, B.Sc., is a business development and international trade specialist with 20 years of experience in business strategy, sales, communications and diplomacy.  He has dual Mexican/Canadian citizenship and brings to Endeavour a wealth of contacts and experience doing business in Mexico.  Most recently, Emilio was based in Vancouver as a diplomat and regional trade commissioner with ProMexico, an arm of the Mexico Ministry of Economy.  His main responsibilities as the Director General of Endeavour’s parent subsidiary in Mexico will be ensuring the smooth functioning of all of Endeavour’s corporate activities in Mexico, including government relations, industry relations, media relations, CSR strategies and execution and general problem solving.

Emilio did post graduate studies in international law and commerce, finance, brand management, and advertising.  He worked as an executive manager for the CEO of UNEFON from 1995 to 2000.  From 1999 to 2007, he held senior management positions in business development and communications for Grupo Elektra, FSONA Optical-Wireless, a non-profit organization and Canadian Natural Resources.  Emilio then moved to government management and senior advisory posts with the Cabinet Office of Japan, and VANOC, the Vancouver Organizing Committee for the 2010 Olympic Winter Games, until 2010.  Mr. Rivero is an active member of SWY Association of Canada, a non-profit international volunteer exchange program, and has given lectures in Japan, India, Australia, Oman, USA and Chile. Emilio speaks fluent English.

Bradford Cooke, CEO and Director, commented, “I am thrilled to welcome Terry, Dave and Emilio to our Endeavour management team.  In order to maintain Endeavour’s track record of and outlook for growth, we felt it paramount to continue building our management group.  Each of them brings key experience and knowledge to the Company to help manage and grow our operations in Mexico.  I look forward to working with each of them.”

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chief Executive Officer

About Endeavour Silver Corp. - Endeavour Silver is a premier mid-tier silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted eight consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour's three operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become the next premier senior silver mining company.

Contact Information - For more information, please contact:
Lana McCray, Corporate Communications Coordinator
Toll free at 877-685-9775
Tel: (604) 685-9775
Fax: (604) 685-9744
Email: lmccray@edrsilver.com
Website: www.edrsilver.com